SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CSR plc

(Name of Subject Company (Issuer))

CSR plc

(Name of Filing Person (Offeror))

Ordinary Shares, nominal value £0.001	Not Applicable

American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing four ordinary shares of CSR plc	12640Y 205
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Adam R. Dolinko General Counsel CSR plc Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Telephone: +44 (0) 1223 692 000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

David J. Segre Steven V. Bernard Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 Telephone: (650) 493-9300	William Underhill Slaughter and May One Bunhill Row London EC1Y 8YY United Kingdom Telephone: +44 (0) 20 7600 1200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form of Registration No.:	Not Applicable	Date Filed:	Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

On July 17, 2012, CSR plc (“CSR”) issued an announcement in which CSR announced its intention to commence a return of capital which is expected to be effected by means of a tender offer to purchase for cash the securities listed in this Schedule TO-C. The announcement is attached as Exhibit 99.1.

IMPORTANT INFORMATION:

The attached document describing the potential tender offer is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell any CSR plc (“CSR”) ordinary shares or American Depositary Shares representing ordinary shares (the “Securities”). The return of capital described in the document has not been implemented and the potential tender offer has not commenced. If the return of capital is effected by means of a tender offer, CSR will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) upon the commencement of such tender offer. The tender offer statement (including the offer to purchase, letter of transmittal and other tender offer documents) will contain important information that should be read carefully before making any decision to tender the Securities in the potential tender offer. If the tender offer is commenced, these materials, as well as any updates to them or other documents filed with the SEC, will be made available to all CSR shareholders at no expense to them by contacting CSR or through CSR’s website www.csr.com. In addition, all such materials (and all other tender offer documents filed with the SEC) will be available at no charge at the SEC’s website at www.sec.gov.

Item 12. Exhibits

Exhibit No.	Document

99.1	Public Announcement of CSR plc, dated July 17, 2012.